

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Mr. Reuven Ben Menachem
Chief Executive Officer
Fundtech Ltd.
19 Hamada Street, 5th Floor
Herzliya, Israel 46140

> **Re: Fundtech Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 28, 2010**
> **File No. 000-29634**

Dear Mr. Ben Menachem:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financing Review and Prospects

A. Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues, page 30

1. We note your discussion of revenues earned during 2009 as compared to 2008 does not appear to reflect the trend disclosed on page 8 which refers to an "increased selection of [y]our ASP hosted solution in lieu of [y]our licensed solution." Additionally, we note on page 8 that you continue to believe that a solutions and hosting based revenue model has numerous advantages which appears to imply that you have focused and plan to continue to focus on your hosting related activities. Please tell us how you considered disclosing in this section any known trends or uncertainties that have had, or that you reasonably expect will

have, a materially favorable or unfavorable impact on your revenues or operating income, as well as any anticipated shifts in overall product mix. Furthermore, your comparative discussion of the changes in revenues related to software license fees and maintenance, hosting and services fees for each year presented does not address the underlying causes of or reasons for the significant increase or decrease for such offerings. Please tell us how you considered including a discussion of the underlying reasons for the significant increases or decreases in your license and services offerings. Refer to Section III.B.3 of Release No. 33-8350 and Section III.D of SEC Release 33-6835 for additional guidance.

B. Liquidity and Capital Resources, page 37

2. You indicate that capital expenditures for fiscal 2010 are anticipated to be $5.5 million, but do not appear to explain the nature of such expenditures in this filing. Please amend your filing to identify the general purpose of such funds, as required by Item 5.B.3 of Form 20-F.

Item 8. Financial Information

Note 11 – Shareholders' Equity

d. Stock-based Compensation, page F-28

3. Please tell us how you complied with the applicable disclosure requirements included in ASC 718-10-50-2. In this regard, we note that you do not appear to include the following disclosure, among other things:

    a. The weighted-average grant date fair value of stock options granted and the intrinsic value of stock options exercised during each year for which income is provided;

    b. The number of shares of restricted stock issued during each year for which income is provided; and

    c. The total compensation cost related to non-vested awards not yet recognized and weighted-average period over which it is expected to be recognized.

Item 9. The Offer and Listing.

A. Market and Price Information, page 55

4. We note your disclosure in this section that as of May 3, 2010, you had 80 shareholders of record. Please amend your filing to disclose in this section or elsewhere the portion of your ordinary shares that are held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Item 15. Controls and Procedures

(d) Changes in Internal Control over Financial Reporting page 70

5. We refer to management's conclusion that there were no changes in your internal control over financial reporting which occurred during the year ended December 31, 2008. Item 15.D of Form 20-F requires disclosure of any change in internal control over financial reporting that "occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting." Please amend your filing to indicate whether there were any changes in your internal control over financial reporting during the year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551- 3548, Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief